SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 10)*

Western Refining, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

959319 10 4

(CUSIP Number)

Paul L. Foster
123 W. Mills Avenue, Suite 200
El Paso, Texas 79901
(915) 534-1400

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

May 12, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 959319 10 4	13D	Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS Paul L. Foster I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions)
OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,430,619
	8	SHARED VOTING POWER
16,129,581
	9	SOLE DISPOSITIVE POWER
3,430,619
	10	SHARED DISPOSITIVE POWER
16,129,581
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,560,200 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.4%
14		TYPE OF REPORTING PERSON (see instructions)
IN

(1)	Of the shares indicated as beneficially owned by Mr. Foster, 16,129,581 are beneficially owned by Franklin Mountain Investments Limited Partnership (“FMILP”). Mr. Foster is the sole shareholder and President of Franklin Mountain G.P., LLC (“FMGP”), the General Partner of FMILP, and as such, may be deemed to have voting and dispositive power over the shares owned by FMILP.

This Amendment No. 10 (the “Amendment”) constitutes the tenth amendment to the Schedule 13D originally filed by Paul L. Foster (the “Reporting Person”), with the Securities and Exchange Commission on January 31, 2006 (as amended through the date hereof, the “Schedule 13D”), with respect to the common stock, $0.01 par value (the “Common Stock”), of Western Refining, Inc. (the “Issuer”). Except as specifically amended by this Amendment, the Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by inserting the following:

“On September 25, 2012, the Issuer granted 1,691 restricted shares of Common Stock to the Reporting Person as a form of long-term, equity-based compensation. These restricted shares vested over three years from the date of grant and were fully vested by September 25, 2015.

On May 11, 2015, the Reporting Person donated 100,000 shares of Common Stock to a non-profit educational organization.

On May 13, 2016, the Reporting Person purchased an aggregate of 25,000 shares of Common Stock in an unsolicited broker transaction.

Between May 12, 2016 and May 13, 2016, through unsolicited broker transactions, FMILP purchased an aggregate of 475,000 shares of Common Stock. As of April 29, 2016, there were 91,276,677 shares of Common Stock outstanding.”

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated by deleting the information contained therein and inserting the following:

“(a)(i) The Reporting Person is currently the beneficial owner of 19,560,200 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and there being 91,276,677 shares of Common Stock issued (excluding treasury shares) as of April 29, 2016, constitutes 21.4% of the outstanding shares of Common Stock. Of the shares indicated as beneficially owned by the Reporting Person, 16,129,581 are beneficially owned by FMILP.

The Reporting Person is the sole shareholder and President of FMGP, the General Partner of FMILP, and as such, may be deemed to have voting and dispositive power over the shares owned by FMILP.

Of the shares indicated as currently beneficially owned by the Reporting Person, 3.4 million shares of Common Stock are pledged as collateral on lines of credit.

(ii) FMILP is currently the beneficial owner of 16,129,581 shares of Common Stock which, based on the calculations in Item 5(a)(i) above constitutes 17.7% of the outstanding shares of Common Stock.

(b)(i) Of the shares indicated as beneficially owned by the Reporting Person in Item 5(a)(i) above, the Reporting Person currently has shared voting and shared dispositive power over 16,129,581 shares that are beneficially owned by FMILP. The Reporting Person currently is the sole shareholder and President of FMGP, the General Partner of FMILP, as such, may be deemed to have voting and dispositive power over the shares owned by FMILP. FMILP is a Texas limited partnership and the business address of FMILP is 123 W. Mills Avenue, Suite 200, El Paso, Texas 79901. Since January 14, 2010, FMILP has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person currently has sole voting and sole dispositive power over the remaining 3,430,619 shares held.

(ii) Of the shares indicated as beneficially owned by FMILP in Item 5(a)(ii) above, FMILP has shared voting and shared dispositive power over all of the shares held. The Reporting Person is the sole shareholder and President of FMGP, the General Partner of FMILP and as such, may be deemed to have voting and dispositive power over all of its shares held.

(c) None.

(d) No other person is currently known by the Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.”

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:	May 24, 2016	/s/ Paul L. Foster
Paul L. Foster

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